February 23, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street Northeast

Washington, DC 20549-7010

RE:	Allied Nevada Gold Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 7, 2008
Schedule 14A Filed April 29, 2008

Form 10-Q for Quarterly Period Ended September 30, 2008 Filed November 13, 2008

Response Letter Dated January 16, 2009

File No. 001-33119

Dear Mr. Giugliano,

We received your letter dated February 9, 2009 concerning your comments on the above filed reports and our response letter dated January 16, 2009. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.

Form 10-K for the Fiscal Year Ended December 31, 2007

Hycroft Brimstone Open Pit Mine Reactivation, page 2

1.

We note your response to our comment number 1. Please note that when making statements of beliefs or claims concerning the company, such statements should either be qualified by a statement that such claim or belief is in fact a statement of belief and is not a proven fact, or otherwise such statements should be removed in their entirety.

We acknowledge the staff’s comments. In future filings, the Company will appropriately qualify statements of beliefs or claims concerning the Company.

Report of Independent Registered Public Accounting Firm, page 66

2.	In regards to our prior comment number five, please contact us at your earliest convenience to further discuss this matter.

As discussed with the staff in a telephone conference on February 11, 2009, at the time of filing the Company’s Form 10 in March of 2007, the Company was of the opinion that it was not required to disclose the engagement of EKS&H in Item 14 for the reasons set forth in our prior response. Following our discussion with the staff and upon further review, the Company agrees that the engagement of EKS&H was required to be disclosed in the Company’s Form 10 pursuant to Item 14 of Form 10 and Item 304 of

United States Securities and Exchange Commission
February 23, 2009

Regulation S-K. The Company believes, however, that all material information regarding the engagement of EKS&H has been disclosed by the Company in subsequent filings: EKS&H provided the required report of an independent registered public accounting firm in connection with our Form 10-K for the year ended December 31, 2007 and EKS&H’s appointment as the Company’s independent auditors for the year ending December 31, 2008 was ratified by the Company’s stockholders at the last annual meeting of stockholders. Because all material information regarding the appointment of EKS&H has been disclosed, the Company believes that an amendment to Form 10 would not provide further information that would be useful to the Company’s shareholders. The Company undertakes to disclose any future changes in and disagreements with accountants will be disclosed in accordance with Item 304 of Regulation S-K.

Mineral Interests, page 73

3.

We note in your response to our prior comment number eight you state the costs in question are drilling costs and related assaying costs directed at targets within a mineable pit in order more effectively exploit an existing proven and probable reserve and that these costs should be classified as mine development drilling instead of exploration costs. In your future filings, please expand your accounting policy disclosure within your footnotes and elsewhere within your filing to make this distinction clear to the reader. In your response to this comment, please provide us with a sample of your proposed future disclosure.

Our proposed future disclosure will be similar to the following:

Summary of Significant Accounting Policies

Mine Development Costs

Mine development costs consist primarily of the cost of removing overburden and waste materials (“stripping costs”) incurred prior to production as defined in EITF No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry and development drilling and related assaying costs to delineate an ore body. The above costs incurred before mineralization is classified as proven and probable reserves are expensed as incurred.

The production phase of an open pit mine commences when saleable minerals beyond a de minimus amount, are produced. Stripping costs incurred during the production stage of the mine are accounted for as variable production costs that are included as a component of inventory.

Mine development costs are amortized using a units of production (“UOP”) method based upon estimated recoverable ounces in proven and probable reserves. Projected recoverable ounces are determined by the Company based upon its proven and probable reserves and estimated metal recovery associated with those reserves.

United States Securities and Exchange Commission
February 23, 2009

X. Mine Development Costs

The following table reflect changes in mine development costs (in thousands):

	Year ended December 31,

	2008	2007

Beginning of year	$—	$—
Additions:
Stripping costs	4,821	—
Drilling and assaying	3,701	—
Other	347	—
Amortization	(62)	—

End of year	$8,807	$—

[Note: The amounts in the table above are illustrative. Actual amounts will be updated to reflect relevant numbers for the filing period of the report.]

4.

We note from your response to our prior comment number nine that you were not reimbursed exploration costs, despite your disclosure of a policy to net reimbursements against exploration expenses. In future filings, please either remove the accounting policy disclosure in question if it does not apply to your results of operations, or expand your disclosure to state that no such amounts were incurred in the periods reported. In your response to this comment, please provide us with a sample of your proposed disclosure.

The Company acknowledges the staff’s comments and response to question number four. Our proposed disclosure related to Mineral interests would be as follows:

Mineral Interests

Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. We currently have one Production Property, the Hycroft Brimstone Open Pit Mine, which is located approximately 54 miles west of Winnemucca, Nevada. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under an option agreement, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When proven and probable reserves are determined for a property and a feasibility study is completed, subsequent development costs on the property would be capitalized. If a project were to be put into production, capitalized development costs would be depleted on the unit of production basis determined on the basis of the proven and probable reserves determined for that project.

United States Securities and Exchange Commission
February 23, 2009

Advanced minimum royalty (AMRs) payments received are initially recorded as deferred income and the related income is recognized when the lessee’s right to offset the AMR against future royalty payments due expires.

Management’s estimates of gold prices, recoverable proven and probable reserves, probable outcomes, operating capital and reclamation costs are subject to risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management’s estimate of net cash flows expected to be generated and the need for possible asset impairment write-downs. Mineral interests are evaluated at least annually for impairment. Impairment expense was $x.x million for the year ended December 31, 2008. There were no impairments recorded in 2007.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

5.	We note your response comment number 10 and are not in a position to agree with your conclusion. Please contact us at your earliest convenience to further discuss this matter.

See the response to Comment No. 4 regarding proposed disclosure of our accounting policy regarding receipt of AMR payments. We have reviewed the impact of recording AMRs as deferred income compared to reducing the carrying value of applicable mineral interests for the year ended December 31, 2007 and the nine month period ended September 30, 2008. After considering both quantitative and qualitative factors, we have concluded the different accounting treatment is immaterial as of December 31, 2007 and for each quarter of 2008. Accordingly, we will account for receipt of AMRs as deferred income and recognize the related income when the lessee’ right to offset the AMR against future royalty payments due expires on a prospective basis.

Footnote 13 – Related Party Transactions, page 88

6.

We have reviewed your response to our prior comment number 11. The preamble you reference applies as general guidance in such instances where other specific guidance does not exist. In this instance, paragraph (k)(1) of Rule 4-08 provides guidance more specifically addressing related party transactions:

United States Securities and Exchange Commission
February 23, 2009

(k) Related party transactions which affect the financial statements. (1) Related party transactions should be identified and the amounts stated on the face of the balance sheet, income statement, or statement of cash flows.

Accordingly, please expand your disclosure on the face of your financial statements to identify material related party amounts pursuant to Rule 4-08(k)(1) of Regulation S-X. In your response to this comment, please provide us with a sample of your expanded disclosure.

We acknowledge the staff’s comments relating to the disclosure of related party transactions on the face of the financial statements. We confirm future filings will incorporate appropriate disclosure on the face of the financial statements to identify material related party amounts. An illustrative example of a balance sheet with a material amount due to a related party is provided below:

	Year ended December 31,

	2008	2007

Assets:
Cash and cash equivalents	$16,511	$20,105
Inventory - Note 6	4,963	147
Prepaids and other	1,209	1,068

Current assets	22,683	21,320

Restricted cash	12,635	5,586
Plant and equipment, net - Note 8	29,189	1,037
Mine development costs - Note 9	8,807	—
Reclamation premium and asset retirement cost	2,052	2,177
Mineral properties - Note 11	74,513	76,394

Total assets	$149,879	$106,514

Liabilities:
Accounts payable	$7,000	$964
Amount due to related party - Note X	$649
Accrued liabilities and other	946	471
Capital lease obligations, current portion - Note	602	11
Asset retirement obligation, current portion -	133	133

Current liabilities	9,330	1,579

Note 12	2,314	12
Asset retirement obligation and closure costs -	5,578	5,167

Total liabilities	17,222	6,758
Shareholders' Equity:
Common stock - Note 13	57	43
Additional paid-in capital	195,333	121,904
Deficit accumulated during the development and	(62,733)	(22,191)

Total shareholders' equity	132,657	99,756

Total liabilities and shareholders' equity	$149,879	$106,514

United States Securities and Exchange Commission
February 23, 2009

Proxy Statement on Schedule 14A filed April 29, 2008

Corporate Cease Trade Orders and Other Proceedings, page 6

7.

We note your response to our comment number 13. Please confirm in writing that, in all relevant future filings, to the extent that such information is material to investors, you will continue to include disclosure concerning the compliance matters.

We confirm to the extent information is material to investors, we will continue to disclose compliance matters in all relevant future filings.

Management Compensation, page 8

Perquisites and Other Personal Benefits, page 10

8.

We note your response to our prior comment number 14. Please provide disclosure to clarify either that the payments were made under the relocation packages are perquisites to such employees who receive them, or, alternatively, affirmatively confirm that such relocation packages are available to all of the employees of the company.

We confirm that in future filings, disclosure will be expanded to clarify that the payments made under the relocation packages are perquisites to such employees who receive them. In future filings the Company will revise the statement that “The Company’s executives are not entitled to significant perquisites or other personal benefits not generally offered to our employees”, to state “The Company’s executives are not entitled to significant perquisites or other personal benefits not generally offered to our employees other than as disclosed in the Summary Compensation Table.” The Company will include any applicable disclosure relating to such perquisites that any future filings might require.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 6 – Mine Development Costs, page 7

9.

In regards to your response to our prior comment number 16, we note you calculate your units of production based depletion using the proven and probable reserves, which you refer to as “projected recoverable ounces”. Please confirm to us that in future filings, you will expand your disclosure to clarify that “projected recoverable ounces” are derived from proven and probable reserves. Please provide us with a sample of your expanded disclosure.

We confirm that in future filings we will expand our disclosure to clarify that “projected recoverable ounces” are derived from proven and probable reserves. In future filings our disclosure will be similar to the following:

United States Securities and Exchange Commission
February 23, 2009

Mine development costs consist primarily of the cost of removing overburden and waste materials (“stripping costs”) incurred prior to production as defined in EITF No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry and development drilling and related assaying costs to delineate an ore body. The above costs, when incurred before mineralization is classified as proven and probable reserves, are expensed as incurred.

The production phase of an open pit mine commences when saleable minerals beyond a de minimus amount, are produced. Stripping costs incurred during the production stage of the mine are accounted for as variable production costs that are included as a component of inventory.

Mine development costs are amortized using a units of production (“UOP”) method based upon estimated recoverable ounces in proven and probable reserves. Projected recoverable ounces are determined by the Company based upon its proven and probable reserves and estimated metal recovery associated with those reserves.

We have attempted to address each of your comments contained in your letter dated February 9, 2009. If you should have any additional questions or comments regarding our responses, please contact us.

Sincerely,

/s/ Hal Kirby Hal Kirby
Vice President and Chief Financial Officer